EXHIBIT 99.1

Magal Receives a $2.7 Million Order for an Installation at a High Security Prison in Latin America

Yehud, Israel – Oct. 27, 2011 - Magal Security Systems Ltd. (NASDAQ GMS: MAGS; TASE: MAGS) today announced that it has received an approximately US$2.7 million contract  to supply and install a multi-layer Perimeter Intrusion Detection Systems (PIDS) in a new high security prison in Latin America. The project handover is due before year end.

The project includes a turn-key installation of many of Magal's core products and technologies: MagBar – a tailor made physical smart barrier, a fence mounted fiber optic detection system and volumetric virtual fences including buried cable and microwave systems. Various third party CCTV and sensors complement the multi-layered protection system. The full solution is integrated by Magal S3 Security Management System (SMS).

“This project represents the full spectrum of Magal's capabilities, in which we deliver a fully integrated turnkey solution, including the supporting infrastructure, based on many of our in-house products, to protect a high profile compound," commented Eitan Livneh, President and CEO of Magal S3. "We have developed trusted relationships with many customers throughout the Latin America region, based on the successful delivery of solutions and turnkey projects. This contract is another testament to our experience and credibility in the region.”

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems
•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine
•	Physical Security Information Management (PSIM) – an open site management system that enhances command, control and decision making during both routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com